UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                                2









                 REMOTE UTILITIES NETWORK, INC.
     (Exact name of registrant as specified in its charter)







Nevada                                             86-088251
(State of organization) (I.R.S. Employer Identification No.)

995 S. Virginia St., Suite 116, Reno, NV 89502
(Address of principal executive offices)

Registrant's telephone number, including area code (775) 322-7552

Registrant's Agent: Daniel G. Chapman, Esq., 2080 E. Flamingo
Road, Suite 112, Las Vegas, NV 89119

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common Stock, par value $0.001 per share
          Preferred Stock, $0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Remote Utilities Network, Inc. (the "Company") is a Nevada corporation formed on January 22, 1996. The Company was formed under the name Alexander-West, Inc. On March 15, 1999, the Company changed its name to Remote Utilities Network, Inc., in order to assemble the capital, management resources, and marketing rights required to establish itself as a supplier of security systems for wireless mobile asset surveillance. Its principal place of business is located at 995 S. Virginia St., Suite 116, Reno, NV 89502.

On January 22, 1996, the Company issued 1,600,000 shares of its stock to Robin Gardner, the initial director and sole officer of the Company. On January 22, 1996, the Company also issued 100,000 shares each to the four remaining founders of the Company. Subsequently, the initial director and sole officer of the
Company transferred 500 shares each to a total of 200 individuals. All transfers were exempt from the registration requirements of Section 5 of the Securities Exchange Act of 1934, as amended, (the "Act") as provided in Section 4(2) of that Act.

On  February  22, 1999, the Company issued a total  of  4,500,000 shares  of  its stock to a total of 15 individuals  for  a  total
consideration  of  $45,000.00  cash  pursuant  to  Rule  504   of
Regulation D.

On June 30, 1999, the Company entered into a licensing agreement with Autoeye Inc. for use of its technology, trademarks, trade names, insignia and other indicia known as Autoeye Multi Vehicle Surveillance System (AMVSS). In consideration of the license, the Company issued 7,200,000 shares of its stock to Autoeye Inc. Under the terms of the agreement, the license is granted for the operation of the business of manufacturing and marketing the AMVSS on a worldwide basis to last for a period of ten years. The Company also has an option to renew the Trade Mark License Agreement for an additional ten years at no further cost to the Company.

During the first quarter of 2000, the Company announced that it was nearing the completion of a letter of intent with a major telecommunications company. This major company will be responsible for assuming the surveillance function and initiating the dispatch of a predetermined security agent of all the Autoeye systems installed and operational in Canada and the US. In addition, the major company will be responsible for the overseeing, of maintenance and monitoring of software/hardware in regards to the Autoeye project. Negotiations are ongoing with the major company in regards to it extending use of its National sales team to assist the Company in marketing the Autoeye product to their clientele base, in the interim, direct sales will be conducted by the Company in-house.

The   Company   has   a   web-site  that  can   be   visited   at
www.runcorp.com.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

                       Business of Issuer

The Company provides a premium wireless multi-vehicle surveillance/inventory management system in the security industry. The Company's Autoeye Multi-Vehicle Surveillance System is the first of its kind to use Radio Frequency (RF) technology, in combination with specialized hardware and software to create a comprehensive network between every vehicle equipped with a Multi-Vehicle Surveillance System sensor. This allows for controlled asset management. The central control computer not only handles any alarm condition, more importantly it constantly monitors the entire network of sensors and Radio Frequency (RF) repeaters to ensure the integrity of the total system, at all times.

The Company is a supplier of innovative security systems for wireless multi-vehicle surveillance of motor vehicles, one of the fastest growing concerns in the security of multi-vehicle parking lots, such as the automobile dealer industry. The Company will offer multi-vehicle security systems, which consists of sensor units placed in each vehicle. Each vehicle is monitored on a full-time basis and any incidence of theft or vandalism is reported by the system at the time of the event; allowing for an immediate response. The systems will be tailored to the needs of the automobile dealers market throughout North America. The Company will also offer surveillance systems to other applications such as large overnight lots, fleet lots, trucking companies and parking garages once the auto dealership market is established.

Consisting of a wireless sensor unit that is placed in a vehicle, the AUTOEYE MVSS reports to the Central Control Computer via a RF Network. The sensor monitors changes in voltage, vehicle attitude or motion. The software that drives the CPU interprets information gathered throughout the network and reacts as required. When an alarm incident occurs the CPU initiates the CCTV Cameras to begin recording the event. In this way the alarm is confirmed and recorded.

The AUTOEYE MVSS will effectively monitor over 1,000 vehicles with 24 hour surveillance.

  1. Upon the vehicle's arrival on the lot, both the sensor and the vehicle's VIN# are entered into the system, either manually or by scanning. The AUTOEYE Alarm Sensor is then placed on the interior dashboard and draws its power from the cigarette lighter socket
2. A bar code scanner is available for scanning the sensor bar code and the bar code on the vehicle's description sheet
3. The VIN# is automatically decoded and all important vehicle information like its make, model, year, color, trim package and engine size, is extracted
4. The scanner is then connected to the central computer and the information is uploaded

The  Company  has developed a strategy to position  itself  as  a
supplier   of  innovative  motor  vehicle  security  systems   by
initially introducing the systems to the Western United States and Canadian market place.

While the Company intends on focusing its efforts to take advantage of the needs of the automobile dealers industry, management has identified needs in several potential markets for similar security systems which could provide a comprehensive and effective deterrent against theft and vandalism of any mobile assets, particularly in large vehicle lot situations, such as boats, trailers, mobile homes, etc.

The Company has created a marketing plan to introduce and expand its market base. Once the multi-vehicle systems have been successfully launched through automobile dealers, the Company will introduce a single vehicle surveillance system through new car dealers who have purchased and are utilizing the multi-vehicle system for their own dealerships. Management believes this plan provides the individual car buyer an ideal situation to actually see the system working at the dealership before purchasing.

The Company is reliant upon an industry (initially automobile - dealerships), not on one or a few major customers. The Company has identified the overall target market to be large vehicle lot operators and are focusing our initial marketing efforts on the primary target market, automobile dealerships. Then, expansion across similar segments, such as truck and other fleet lots, hotel, airport as well as amusement lot operations. Our market strategy will initially target localized areas and rapidly spread across North America. The initial product launch will also allow growth into new market segments. Constant growth and stability will be maintained through ongoing research and development.

CUSTOMER PROFILE AND TARGET

  1. The main target market segment being large lot operators, further defined for data collection and monitoring of the "primary" market segment, automobile dealerships
2. Automobile dealerships with an inventory in excess of 100 vehicles will present the greatest initial opportunities for success
3. Primary usage of the AUTOEYE MVSS will be the security function with a rollout of information retrieval, inventory and traffic control
4. Customer acceptance will be enhanced by our ability to negate liability and insurance exposure

Initially Direct Sales will be targeted towards the Automobile Insurance Companies and will be conducted "inhouse". Sales individuals will be retained by the Company and will be compensated on a 100% commission basis. The Commission Structure will be paid using a sliding structure: 5% payable on the first $100,000.00 of sales; 3% payable on the next $100,000.00 in sales; and 2% payable on sales over and above $200,000.00. In addition, negotiations are currently being conducted with a sales agent network that is based across Canada, to extend the use of its National sales team to assist the company in marketing the Autoeye product to their clientele base.

INDUSTRY ANALYSIS

  1. The current North American "primary" market consists of over 110,000 automobile dealerships
2. Insurance incentives will provide opportunities for expansion and growth
3. We anticipate market penetration, the first year to be modest, at 1/5 of 1%, with anticipated growth to 1.47% within the next five years
4. Management anticipates the marketplace to remain stable, allowing for consistent growth and constant demand.
5. Further market opportunities will be facilitated with expanding product line options, while providing superior system servicing to our customers

Phase I of Testing has been completed under laboratory and field conditions with extremely encouraging results. Phase I of testing was to verify the original concept/design on a limited basis. Phase II of Testing (which will verify original concept under a fully operational environment) is expected to begin in June/July, 2000 (duration - 45 days) , and upon completion, the product, "AutoEye" will be ready for the market. Following completion of Phase II Testing, application will be sought from FCC/ Industry Canada for use of specific radio band. There have been no expenditures for research and development by the Company to date. Currently, the cost of the registration fees with the FCC/ Industry Canada is US$ 15,000.00. These fees will be funded by Autoeye Inc. as a condition of the licensing agreement with the Company.

There is no known current equivalent competition using this proactive technology (instead of reactive) as of the date of this submission known to management.

Key components of the units are contracted out to several High-Tech companies in Western Canada who specialize in miniaturization of electronic components (as required in satellites). Upon completion of the manufacturing and receipt of these key components, the respective units are assembled at the Company's facility in Calgary, Alberta, Canada, to ensure the highest standard of quality, and to provide additional integrity of the product. Main suppliers - Murandi Communications Ltd., Mouser Electronics, Digi-Key Corporation.

The  Company  currently  has the use of a Patent  Pending  CA
2224671,which expires on October12, 2000. This Patent covers the Wireless Remote Sensor. It is the Company's intention to have the Patent finalized prior to October 12, 2000, however, if in the event, due to time constraints, it is not successful, application will be made on or before the October 12, 2000 expiration date to have the Patent Pending renewed, extending it for a further 2 year period. Once the Patent has been finalized, it will be valid for a period up to 20 years.

In 1999, there was nominal activity conducted by the company.

The Company is currently in a start-up phase with no full time employees. It is expected that as funds become available the six current part time employees, (hired between March and May 2000) may become full time employees and additional staff will be hired. All future employees will be hired under an equal opportunity policy and evaluated by their manager on a regular basis with regard to merit raises and advancements. Currently all part time salaries are borne by Autoeye Inc. until such time as the product is finished and ready to market, which was also a condition of the licensing agreement with Autoeye.

                          Risk Factors

The Company is subject to the following risk factors:

DEVELOPMENT STAGE COMPANY - LACK OF OPERATING HISTORY. The Company was organized in January 1996. The Company now intends to assemble the capital, management resources and distribution rights required to enact the full development of the Company's marketing strategy. The Company is still in the development stage. Until the commencement of operations, the Company will not generate any operating revenues. The Company has had very limited operational history. All risks inherent in a development stage company are present in the Company's business including competition, the absence of an operating history and profitability and the need for the additional working capital. No assurance can be given that the business will be profitable. (See "Business")

The Company modeled its business plan, including capital, personnel, equipment, and facilities required for its proposed operations on certain other existing businesses that are operating in comparable locations under similar business conditions and plans. Management believes that its business plan is reasonable, but, until the Company's operations have been established, it is not possible to determine the accuracy of any estimates or projections made in the plan. In formulating its business plan, the Company has relied on the judgment of its Officers, Directors and its technical and legal consultants.
Based upon their experience and that of their consultants, Management believes the Company will be successful in gaining a portion of the market.

UNCERTAINTIES REGARDING MARKETING STRATEGY. There can be no assurance that the Company will be successful in its efforts. Until the Company's marketing programs have been fully developed and tested, there can be no assurance that the Company will be successful. The marketing plans of any new company involves uncertainties and risks not present with long established businesses. (See "Business")

CONTINUED CONTROL BY EXISTING SHAREHOLDERS. Any prospective investor must understand that, following the issuance of the Company's shares he or she will have very limited rights to affect the day to day operational decisions of the Company. Shareholders must rely on the expertise and knowledge of the Officers and Directors together with any consultants they may appoint to manage and plan the operations of the Company.

COMPETITION. The Company will be required to compete with a number of entities which are larger, have greater resources and more extensive operating histories than the Company. Operating losses may result from this competition which may have a materially adverse effect on the Company.

LIMITED FINANCING. There is no assurance that additional monies or financing will be available in the future or, if available, will be at terms favorable to the Company.

It may be possible that the Company issue additional shares in the future to finance its capital operations requirement. Any such issuance will reduce the percent of ownership of present shareholders.

GENERAL ECONOMIC AND OTHER CONDITIONS. The Company's business may be adversely affected from time to time by such matters that may be outside the control of the Company and/or its Officers and Directors such as changes in general economic conditions, tax law or policy of local and national governments, international relations and related conditions, as they exist in any area where the Company may target its marketing strategy.

ADDITIONAL FINANCING WILL BE REQUIRED. The conduct of the Company's business will require availability of additional funds. No funds have been committed to the Company, and there can be no assurance that the necessary additional capital will be raised so that the plan can be implemented. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that the Company is a small start-up company without any record of success. If such business plan is not implemented, it could have a material adverse impact on the Company's future operations and growth.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS. Pursuant to Rule 405 of Regulation S-K, the Company is not a "foreign private issuer" since it was incorporated in and remains validly constituted under the laws of the State of Nevada. The Company's resident agent for service in the United States is Nevada Corporate Residency located at 955 S. Virginia St., Suite 116, Reno, NV 89502. The investor would be able to effect service of process on the Company in the United States by serving process at this address.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company's principal administrative, sales, marketing, research and development offices are located at its headquarters located at 540 5th Ave. S.W., Suite 930, Calgary, Alberta, Canada T2P 0M2. The Company has a limited use of this facility through the licensing agreement with Autoeye at no cost to the Company. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses.

Since the company is incorporated in Nevada, it is required to maintain a resident office in that state in which corporate documents are available. The resident office is located at 995 S. Virginia St., Suite 116, Reno, NV 89502. No activities take place in the resident office. All other activities have been consolidated to the facility described above.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth each person known to the Company, as of 7th April, 2000, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. There are no significant Autoeye Inc. shareholders (who will hold 5% or more) of Remote Utilities Network, Inc.



Title of   Name/Address             Shares            Percentage
Class      of Owner                 Beneficially      Ownership
                                    Owned
Common     Autoeye, Inc. (1)        7,200,000         52.55%

(1) There are no shareholders of Autoeye, Inc. that are beneficial owners owning 5% or more of Autoeye's common stock.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
David Phan               46                President/Direc
                                           tor
Gerald S. Peatz          51                Secretary/Treasurer/Director

David Phan; President
Suite 801, 200 Lacaille Pl. SW
Calgary, AB, T2P 5E2
CANADA

Mr. Phan is currently President/Director of Remote Utilities Network, Inc. and has held this position since December, 1998. Mr. Phan acts in an advisory capacity and as a Board liaison with management. His duties include the general overseeing of the company and it's day-to-day operations. Prior to this, Mr. Phan owned and operated Phan & Associates, Calgary, Alberta (an Insurance Brokerage Agency) from June 1993 to November, 1998. From 1990-1992, Mr. Phan was financial controller and contract administrator for Westronics, Inc., a Calgary technology company. Mr. Phan's responsibilities for this period were ensuring that all financial activities were in compliance with Canadian General Accounting Principals (GAP), and overseeing contracts and administration worldwide. For 1981 to 1990, he held the positions of Divisional Chief Accountant and Senior Corporate Accountant with the Central Alberta Dairy Pool in Calgary and Red Deer, Alberta. . Mr. Phan sits on the board of several hi-tech companies (financed with venture capital), namely, Autoeye Inc., TVR Technologies Inc., and West Development Corp. Mr. Phan has also held various accounting positions internationally in Hong Kong and Indonesia. Mr. Phan is a graduate of the Saskatchewan Technical Institute, Moose Jaw, Saskatchewan and has Certified Management Accounting Designation.

Gerald S. Peatz; Secretary/Treasurer/Director
174 - Woodglen Grove SW
Calgary, AB, T2W 4S5
Canada

Mr. Peatz is responsible for the overall financial administration and financial reporting of Remote Utilities Network, Inc., and has held this position since December, 1998. Mr. Peatz has accumulated ten years of experience as Chief Financial Officer for various privately held companies including his present position at American IR for the past six months. Before his current position he was President of Autoeye Inc. from March 1998 to September, 1999, and Chief Financial Officer from March, 1996 to March, 1998. Mr. Peatz worked from March, 1992 to March, 1998 for SED Systems Ltd. (a high tech company which was sponsored by the University of Saskatchewan to conduct Research & Development work on new technologies in the Engineering and Product Development fields), where he was responsible for setting up an administration infrastructure that was ultimately adopted throughout the company. He graduated as a Certified Management Accountant and is presently a member in good standing with the Society of Management Accountants of Alberta. As a professional accountant, he worked as a draftsman and cost accountant with Dominion Bridge for six years. He then worked for ten years in the manufacturing and engineering environment, in a wide range of roles including cost accountant, controller, human resources, credit, contract administration and computer administration. He also has five years experience as an auditor with Revenue Canada.

                         Key Management

Trevor Critchley; Manager, Investor Relations

Mr.  Critchley  is  responsible for  Public  Relations,  Investor
Relations & Corporate Finance for the Company and has held this position since 10th April, 2000.

September 1994 to present - Vice President Corporate Finance for Total-interactive Telecommunications, Inc. (24 hour cable programming company - Canadian Company - in process of merging with U.S. Company - Lamour Telecommunications Inc.) upon merger, relinquish title and position, and remain a shareholder of new company. Duties included assisting the company in regards to funding and Corporate Finance activities.

September  1996  to  September 1998  -  Corporate  Communications
Consultant  for  two  Canadian Public Companies  (Kenrich  Mining
Corporation and Nu-Lite Industries Ltd.) Assisted companies with day-to-day Public relations/Investor Relations Activities.

June  1998 to June 1999 - Vice President Corporate Finance - Miss
Au   Natural   Inc.  (specialized  pay  for  TV  beauty   pageant
programming company). Duties included assisting company with fundraising.

December 1998 to December 1999 - Canadian Representative - Inntraport Gmbh (German company involved in the leisure industry, primarily Hotel Intranet Services). Duties included representing and introducing company to large Canadian Hotel Chains in Canada.

Paul Chidley; Technical Project Manager

Mr. Chidley is responsible for product development, and has held this position since 8th May, 2000.

November   1989   to  January  1995  -  Senior   Digital   Design
technologist   for   NovAtel   Communications   Ltd.    (Cellular
Telecommunications company). Duties included design and support of duo-mode cellular phones.

January   1995  to  June  1999  -  President/Owner   of   Outback
Technologies Ltd. (contract electronic and circuit board design company) Duties included overseeing day-to-day operations of the company.

January  1996 to December 1997 - Product manager for Wi-Lan  Inc.
(development of high speed wireless data communications equipment company). Duties included design and manufacturer of the wireless
Ethernet links.

January 1998 to present - Vice President technical Operations - Kayden Instruments, Inc. (flow level and temperature sensors production and design company). Duties include all overseeing all technical aspects of the company - research, development and manufacturing.

Robert Gentles; Chief Financial Officer

Mr. Robert Gentles is responsible for the strategic planning and corporate development of the Company since March 1, 2000.

January  1995 to April 1998 Professor of Management  at  Southern
Alberta Institute of Technology. Duties included teaching all aspects of management and economics.

May 1998 to present (CFO until November 1999) (November 1999 to present) President-Autoeye Inc. Duties include overseeing day-to-day operation of the companys operations. Anticipated full time starting date with the company, July 1st, 2000.

James Nikiforuk; V.P. Sales/Marketing

Mr. Nikiforuk is responsible for the Sales and Marketing areas of the Company, and has held this position since 1st May, 2000.

Mr.  Nikiforuk  completed a rewarding 25-year career  with  TELUS
Communications Inc. in Edmonton and Calgary. In 1974 James graduated from the University of Alberta with a Bachelor of Science (Electrical Engineering) and started with Government Telephones in Edmonton as an Engineer-in-training. After numerous engineering positions James moved to Calgary in 1988 to assume a managing position in Network Design. After numerous managing assignments in Network Design and Network Management, James's career culminated as the Director of Network Business Solutions International, which was responsible for marketing and selling high-end telecommunications consulting. His areas of strength include management, leadership, working in a team environment motivation, taking initiative plus adept at analyzing situations, identifying problems and providing solutions while working within set deadlines. James brings with him a proven track record managing capital programs, process improvement, plus marketing and selling expertise as it relates to the practical insight to product deployment. He brings to the company skill sets necessary to move the Company toward the future mode of operation.

There is no family relationship between any of the officers and directors of the Company. The Company's Board of Directors has not established any committees.

                      Conflicts of Interest

The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

                 Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

                   Summary Compensation Table

                Annual compensation       Long term compensation



                                               Awards            Payout
                                                                 s

Name and        Year  Salary     Bonus  Other  Restric  Securit  LTIP    A
Position              ($) (1)    ($)    Annua  ted      ies      Payout  l
                                        l      Stock    underly  s ($)   l
                                        Comp.  Awards   ing              o
                                        ($)    ($)      options          t
                                                        / SARs           h
                                                        (#)              e
                                                                         r
                                                                         C
                                                                         o
                                                                         m
                                                                         p
                                                                         .
                                                                         (
                                                                         $
                                                                         )
Robert Gentles, 2000  $15,600
C.F.O. (2)
James           2000  $15,600
Nikiforuk,
Vice President
Sales/Marketing
(2)
Paul Chidley,   2000  $6,000
Technical
Manager (2)
Trevor          2000  $15,600
Critchley,
Communications
(2)

              Option /SAR Grant in Last Fiscal Year

                        Individual Grants



Name                Number of     Percent of total  Exercise or base   Expiration
                   securities      options / SARs     price ($/sh)        Date
                   underlying        granted to
                 options / SARs     employees in
                   Granted (#)    last fiscal year
N/A

  (1)  Currently all part time salaries are borne by Autoeye Inc.
       until such time as the product is finished and ready to market.
(2) The salaries are based upon a monthly basis for the above-named individuals since the commencement of their part-time employment. The Key Management devotes a approximately 5 - 30 hours per week to the operations of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Robert Gentles, who is currently the C.F.O. of the Company is also the current President of Autoeye, with whom the Company has entered into a licensing agreement.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

There is no current market for the Company. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

                          Market Price

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

There can be no assurances that the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                             Holders

There are 456 holders of the Company's Common Stock. On January 22, 1996, the Company issued 1,600,000 shares of its stock to Robin Gardner, the initial director and sole officer of the Company. On January 22, 1996, the Company also issued 100,000 shares each to the four remaining founders of the Company. Subsequently, the initial director and sole officer of the
Company transferred 500 shares each to a total of 200 individuals. All transfers were exempt from the registration requirements of Section 5 of the Securities Exchange Act of 1934, as amended, (the "Act") as provided in Section 4(1) of that Act.

On  February  22, 1999, the Company issued a total  of  4,500,000 shares  of  its stock to a total of 15 individuals  for  a  total
consideration  of  $45,000.00  cash  pursuant  to  Rule  504   of
Regulation D.

On June 30, 1999, the Company entered into a licensing agreement with Autoeye Inc. for use of its technology, trademarks, trade names, insignia and other indicia known as Autoeye Multi Vehicle Surveillance System (AMVSS). In consideration of the license, the Company issued 7,200,000 shares of its stock to Autoeye Inc. These shares were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

                            Dividends

The Company does not have a policy of paying dividends, and it is currently anticipated that no cash dividends will be paid in order to retain earnings to finance future growth. Any future decision to pay cash dividends will be made on the basis of earning, alternative needs for funds and other conditions existing at the time.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

On  February  22, 1999, the Company issued a total  of  4,500,000 shares  of  its stock to a total of 15 individuals  for  a  total
consideration  of  $45,000.00  cash  pursuant  to  Rule  504   of
Regulation D.

On June 30, 1999, the Company issued 7,200,000 shares of its stock to Autoeye Inc. in consideration for the use of a license agreement. This stock was issued in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 20,000,000 shares of Common Stock, par value $0.001 per share, of which 13,700,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

                         Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $0.001 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The  Company  considers  it desirable  to  have  preferred  stock available to provide increased flexibility in structuring possible future financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed financing, and other factor existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.
      1.      i.     The   Company's  principal  accountant   was
               dismissed on 10th March, 2000.

            ii.  The principal accountant's report on the financial
               statements for the past two years was modified as to uncertainty that the Company will continue as a going concern.

            iii. The decision to change accountants was approved by the board of directors.

            iv.  A.        There were no disagreements with the former
               accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountants satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.
       2. A new accountant has been engaged as the principal accountant to audit the issuer's financial statements. The new accountant is Merdinger, Fruchter, Rosen & Corso, P.C. and was engaged as of February 2, 2000. Neither the Company nor anyone acting on its behalf consulted the new accountant regarding:

            ii.  the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements, as part of the process of deciding as to the accounting, auditing or financial reporting issue, or

iii. any matter that was the subject of a disagreement or event identified in response to paragraph 1(iv) of this Item.
       3. The Company has provided the former accountant with a copy of the disclosures it is making in response to this Item. The Company has requested the former accountant to furnish a letter addressed to the Commission stating that it agrees with the statements made by the Company. The Company has filed the letter as an exhibit to the registration statement containing this disclosure.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report  of  Independent Auditors, Merdinger,  Fruchter,
            Rosen & Corso, P.C. dated March 23, 2000

          Balance Sheet as of as of March 31, 2000

          Statement of Operation for the three months ended March
            31, 2000 and March 31, 1999, and the years ended December 31, 1999 and 1998 and for the period January 22, 1996 (inception) to December 31, 1999

          Statement of Stockholders' Equity for the three  months
            ended  March  31, 2000 and March 31,  1999,  and  the
            years ended December 31, 1999 and 1998 and for the period January 22, 1996 (inception) to December 31, 1999

          Statement  of  Cash  Flows for the three  months  ended
            March 31, 2000 and March 31, 1999, and the years ended December 31, 1999 and 1998 and for the period January 22, 1996 (inception) to December 31, 1999

          Notes to Financial Statements



                  INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF REMOTE UTILITIES NETWORK, INC.

We have audited the accompanying balance sheets of Remote Utilities Network, Inc. (formerly Alexander-West, Inc.) (A Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from January 22, 1996 (inception) to December 31, 1999. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the financial statements referred  to  above present fairly, in all material respects, the financial position of Remote Utilities Network, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and for the period from January 22, 1996 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                          MERDINGER,  FRUCHTER ROSEN  &  CORSO,
P.C.
                         Certified Public Accountants

Los Angeles, California
March 23, 2000
                         REMOTE UTILITIES NETWORK, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                         March 31,
                                           2000          December
                                                           1999        1998
                                        (Unaudited)
  ASSETS
CURRENT ASSETS
 Cash and cash equivalents              $       259     $       1    $     -
   Organizational cost, net                       -             -        800
   Total Current Assets                         259             1
                                                                         800

INTANGIBLE ASSETS, net amortization of       72,000        72,000
$0                                                                         -
  TOTAL ASSETS                          $    72,259     $  72,001    $   800

       LIABILITIES AND STOCKHOLDERS'
EQUITY
CURRENT LIABILITIES - accounts payable  $     3,000     $   3,000    $
                                                                       -

STOCKHOLDERS' EQUITY:
  Common stock, $0.001 par value;
    20,000,000 shares authorized;
  13,700,000 and 2,000,000 shares            13,700        13,700      2,000
issued and outstanding
 Additional paid-in capital                 105,300       105,300
                                                                           -
  Advances to stockholder                         ( )           ( )
                                             35,036        44,900      -
  Deficit accumulated during
   the development stage                          ( )           ( )        (  )
                                             14,705         5,099      1,200
        Total Stockholders' Equity           69,259        69,001        800

  TOTAL LIABILITIES AND STOCKHOLDERS'   $    72,259     $  72,001    $   800
EQUITY

The accompanying notes are an integral part of the financial statements.
                                      - 2 -
                         REMOTE UTILITIES NETWORK, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                                                   For the
                                                                                                Period from
                                                                                                January 22,
                                              For the three          For the Year Ended            1996
                                                 months                                          (inception)
                                             Ended March 31,            December 31,          to December 31,
                                             2000        1999           1999       1998           1999
                                         (Unaudited) (Unaudited)

REVENUE                                  $       -    $      -    $       -    $       -    $           -

GENERAL, SELLING AND ADMINISTRATIVE          9,606           -        3,899          400            5,099
EXPENSES

LOSS BEFORE TAXES                                ( )         -            ( )          ( )             ( )
                                             9,606                     3,899         400           5,099

PROVISION FOR INCOME TAXES                       -           -            -            -                -

NET LOSS                                 $       ( )  $      -    $       ( )  $       ( )  $           ( )
                                             9,606                     3,899         400           5,099

NET LOSS PER COMMON SHARE - basic and    $       -    $      -    $       -     $       -    $           -
diluted

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING - basic and diluted 13,700,000   2,000,000    10,944,260   2,000,000      4,529,920

The accompanying notes are an integral part of the financial statements.
                                      - 3 -

                         REMOTE UTILITIES NETWORK, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                             Deficit
                                                                            Accumulated
                                                  Additional      Advance   During the
                               Common Stock         Paid-in          To     Development
                             Shares      Amount      Capital   Stockholder     Stage           Total
                                                                  lder
Balance at January 22,             -    $     -    $             $        -    $             $      -
1996                                                      -                        -

Issuance of shares for
cash:
  January 22, 1996 at      2,000,000      2,000             -             -
$0.001                                                                             -              2,000
Net loss                           -          -              -             -      ( )               ( )
                                                                                 400                400

Balance at December 31,    2,000,000      2,000             -             -       ( )
1996                                                                             400              1,600

Net loss                           -          -             -             -       ( )               ( )
                                                                                 400                400

Balance at December 31,    2,000,000      2,000             -              -      ( )
1997                                                                              800             1,200

Net loss                           -          -             -              -      ( )               ( )
                                                                                 400                400

Balance at December 31,    2,000,000      2,000             -              -     ( )
1998                                                                             1,200              800
Issuance of shares for
cash:
  March   8, 1999 at $0.01   350,000        350         3,150              -        -             3,500
  March 26, 1999 at $0.01    405,000        405         3,645              -        -             4,050
  March 29, 1999 at $0.01    250,000        250         2,250              -        -             2,500
  March 30, 1999 at $0.01  1,595,000      1,595        14,355              -        -            15,950
  March 31, 1999 at $0.01  1,900,000      1,900        17,100              -        -            19,000
Issuance of shares for     7,200,000      7,200        64,800              -        -            72,000
acquisition
Advances to Stockholder            -          -             -              ( )      -               ( )
                                                                  44,900         44,900
Net loss                           -          -             -              -       ( )              ( )
                                                                                  3,899           3,899
Balance at December 31,    13,700,00     13,700       105,300              ( )      ( )
1999                               0                              44,900          5,099          69,001
Repayment from Stockholder         -          -             -      9,864              -           9,864
(unaudited)
Net loss (unaudited)               -          -             -              -         ( )            ( )
                                                                                   9,606          9,606
Balance at March 31, 2000  13,700,000    $13,700    $  105,300     $        ( )  $    ( )       $ 69,259
(unaudited)                        0                               35,036         14,705

The accompanying notes are an integral part of the financial statements.
                                    -    4 -
-
                         REMOTE UTILITIES NETWORK, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                                                 For the
                                                                                              Period from
                                                                                               January 22,
                                         For the three months         For the Year Ended    1996 (inception)
                                           Ended March 31,               December 31,       to December 31,
                                          2000           1999           1999        1998           1999
                                        (Unaudited)  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                              $         ( )  $        -     $    ( )     $ ( )      $     ( )
                                            9,606                     3,899         400          5,099
 Adjustments to reconcile net loss to
net cash used
   in operating activities:
  Increase in organization costs                -             -               -      -              ( )
                                                                                                 2,000
  Decrease in organization costs                -             -            800           400      2,000

  Increase in accounts payable                  -             -          3,000             -          3,000
NET CASH USED IN OPERATING ACTIVITIES           ( )           -           ( 99)            -              ( )
                                            9,606                       99)               2,099

CASH FLOWS FROM FINANCING ACTIVITIES
 Advances to shareholder                        -             -              ( )            -              ( )
                                                                        44,900                        44,900
 Issuance of common stock for cash          9,864             -         45,000              -         47,000
NET CASH PROVIDED BY FINANCING              9,864             -            100              -          2,100
ACTIVITIES

NET CHANGE IN CASH AND CASH                   258             -              1              -              1
EQUIVALENTS

CASH AND CASH EQUIVALENTS - beginning           1             -              -              -              -
of period

CASH AND CASH EQUIVALENTS - end of     $       259    $        -     $        1      $       -    $         1
year

SUPPLEMENTAL CASH FLOW INFORMATION
 Cash paid during the year -           $         -    $        -     $        -      $       -    $         -
  Interest
  Income taxes                         $         -    $        -     $        -      $       -    $         -

NON-CASH INVESTING AND FINANCING ACTIVITY

In December 1999, the Company issued 7,200,000 shares of the Company's common stock with a fair market value of $72,000 as payment for a license agreement. The accompanying notes are an integral part of the financial statements.
                                       5 -
                 REMOTE UTILITIES NETWORK, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 AND 1998

 NOTE  1 -   DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING
 POLICIES

          Nature of Operations
                                Remote Utilities Network,  Inc.
           ("Company") (formerly Alexander-West, Inc.) is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. In March 1999, the Company changed its name from Alexander-West, Inc. to its current name. The Company was incorporated under the laws of the State of Nevada on January 22, 1996. Management is currently developing a business plan to market certain products that they are entitled to distribute and sell under its current licensing agreement (See Note 3 - Intangible Assets).

           Basis of Presentation
                The accompanying financial statements have be en prepared in conformity with generally accepted
           accounting     principles,     which     contemplate
           continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about
           the   Company's  ability  to  continue  as  a  going
           concern. Without realization of additional capital, it would be unlikely for the Company to continue as a  going concern. These financial statements do  not
           include    any   adjustments   relating    to    the
           recoverability and classification of recorded  asset
           amounts,   or   amounts   and   classification    of
           liabilities that might be necessary should the Company be unable to continue in existence.
           Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

             Generate sales from the marketing of the product under its licensing agreement.
             Contemplating a private placement for the sale of shares of the Company's common stock.
             Contemplating a line of credit with an established financial institution.

          Use of Estimates
                The preparation of financial statements in co nformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents
                The Company considers all highly liquid inves tments purchased with original maturities of three months or less to be cash equivalents.

          Concentration of Credit Risk
                The  Company places its cash in what it  believ
           es   to  be  credit-worthy  financial  institutions.
           However, cash balances may exceed FDIC insured levels at various times during the year.
                              - 6 -
                 REMOTE UTILITIES NETWORK, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 AND 1998
 NOTE 1 -  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING
           POLICIES (Continued)

                                           Intangible Assets
                Intangible assets consist of the Company's co sts for the purchase of its licensing agreement. The costs are being amortized over the life of the agreement, which is ten years, once sales activities commence.

           Loss Per Share
           During 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of Basic LPS is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted LPS gives effect to all diluted potential common shares outstanding during the period. The computation of Diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of December 31, 1999 and 1998, the Company had no potentially dilutive securities.

                                                    Comprehensi
           ve Income
           In June 1998, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1999 and 1998, and for the period from January 22, 1996 (inception) to December 31, 1999, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of comprehensive income in the accompanying financial statements.

           Income Taxes
           Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

           Impact of Year 2000 Issue
           As of December 31, 1999, the Company does not have any computer systems or customers and suppliers.
           Therefore, the issue of the year 2000 has no effect on the Company's current activities.

NOTE 2 -      RELATED PARTY TRANSACTIONS

           Office and Administrative Expenses
           The  Company  neither  owns nor  leases  any  real  or
           personal  property.  A  stockholder  provides   office
           services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.
                              - 7 -
                 REMOTE UTILITIES NETWORK, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 AND 1998



NOTE 2 -      RELATED PARTY TRANSACTIONS (Continued)

          Advances to Stockholder
           Advances to stockholder as of December 31, 1999 consist of $44,900 non-interest bearing advances to the majority stockholder to pay for legal services. Upon the Company's completion of its Form 10SB with the Securities and Exchange Commission ("SEC"), the stockholder will repay the advances. Management has every intention and the ability to complete the Form 10SB process with the SEC

NOTE 3 -  INTANGIBLE ASSETS

          In June 1999, the Company entered into a 10-year license agreement with a company that the current management has a minority common stock ownership. The license agreement is for the manufacturing and marketing of Autoeye Multi-Vehicle Surveillance System ("AMVSS), which is to be marketed to automotive dealerships. In August 1999, the Company's Board of Directors approved the issuance of 7,200,000 shares of the Company's common stock as payment for the license agreement. In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation", the stock was valued at $72,000, or $0.01 per share, which is the fair market value of the shares based on the per share price received from the Company's private placement completed on March 31, 1999.

NOTE 4 -   STOCKHOLDERS' EQUITY

           The aggregate number of stock that the Company has authority to issue is 25,000,000 shares, of which 20,000,000 shares shall be common stock at a par value of $0.001 and 5,000,000 shares shall be preferred stock at a par value of $0.001.

           The Board of Directors shall have the authority from time to time to divide the preferred shares into series and to fix by resolution the voting powers, designation, preferences, and relative participating, and other special rights, qualifications, limitations or restrictions of the shares of any series established. As of December 31, 1999, the Board of Directors has not established any series of preferred shares.










                              - 8 -


                 REMOTE UTILITIES NETWORK, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 AND 1998



NOTE 5 -INCOME TAXES

                                                              The
           components  of  the  provision  for  income   are   as
           follows:

                                                                 <
                                                               C
                                                               >
                                                                   For the
                                                                   Period
                                                                    from
                                            For the Year Ended     January
                                               December 31,       22, 1996
                                                                  (inceptio
                                                                    n) to
                                                                  December
                                                                     31,
                                              1999       1998         1999
Current Tax Expense
    U.S. Federal                                  $           $          $
                                                  -           -          -
    State and Local                               -           -          -
Total Current                                     -           -          -

Deferred Tax Expense
    U.S. Federal                                  -           -          -
    State and Local                               -           -          -
Total Deferred                                    -           -          -

Total Tax Provision (Benefit) from
 Continuing Operatings                            $           $          $
                                                  -           -          -









                              - 9 -


                            EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws

          10. Material Contracts

          16. Letter re change in certifying accountant

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           Remote Utilities Network, Inc.



                           By: /s/ David Phan
                              David Phan, President